蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
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ROBERT G. DELAMATER
CHUN WEI

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To OICF

August 2, 2002

SUPPL

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed are copies of documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the documents furnished herewith are being

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furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8692; facsimile: 852-2522-2280).

Very truly yours,

X. Greg Liu

(Enclosures)

cc: Michael G. Hyatte
(Division of Corporation Finance,
Securities and Exchange Commission)

Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 2, 2002

A. Announcement in relation to the Proposed Strategic Alliance with Anheuser-Busch Companies, Inc. and Advance Announcement of Increase in Unaudited Net Profits for the Half Year Ended June 30, 2002, dated July 30, 2002.

File No. 82-4021
Document A

SINCE 1903

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

PROPOSED STRATEGIC ALLIANCE WITH ANHEUSER-BUSCH COMPANIES, INC.

ADVANCE ANNOUNCEMENT OF INCREASE IN UNAUDITED NET PROFITS FOR THE HALF YEAR ENDED 30 JUNE 2002

PROPOSED STRATEGIC ALLIANCE

On 30 July 2002, Tsingtao Brewery Company Limited ("Tsingtao") and Anheuser-Busch Companies, Inc. entered into an agreement to negotiate for a strategic alliance to join their resources to develop the PRC brewery industry. The form and the terms of the strategic alliance are being negotiated.

INCREASE IN UNAUDITED NET PROFITS

This part of the announcement is made in accordance with the requirement of the Stock Exchange of Shanghai.

Based on unaudited financial data now available, Tsingtao recorded significant increase of more than 50% *in net profits (in accordance with PRC accounting standards)* for the half year ended 30 June 2002 as compared to the figures for the same period in 2001.

Actual unaudited results for the half year ended 30 June 2002 have yet to be finalised and will be included in the interim report, which will be prepared in accordance with PRC accounting standards and generally accepted accounting principles in Hong Kong, and delivered to shareholders of Tsingtao in accordance with the listing requirements both in Hong Kong (including the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited) and in Shanghai.

Investors are advised to exercise caution when dealing in the securities of Tsingtao.

PROPOSED STRATEGIC ALLIANCE

The directors of Tsingtao wish to announce that Tsingtao and Anheuser-Busch Companies, Inc. ("A-B"), a corporation incorporated under the laws of the State of Delaware, United States of America, have entered into agreement on 30 July 2002, pursuant to which the two brewers will engage in exclusive negotiations to form a strategic alliance. Under the proposed strategic alliance, Tsingtao and A-B will join their resources to support Tsingtao's objectives of developing and accelerating the successful and profitable growth of its Tsingtao family of beer brands, leading change and growth in the PRC brewery industry and increasing Tsingtao's competitiveness and improving its profitability, on the mutual understanding that the government of PRC will remain the largest shareholder of Tsingtao.

Tsingtao and A-B first established an investment relationship in 1993 with A-B's purchase of a 5% minority interest in Tsingtao. At present, A-B is the world's largest brewer and holds 45,000,000 H Shares of Tsingtao (i.e. about 4.5% of the entire issued capital of Tsingtao). Its Budweiser brand is reportedly the world's best-selling beer brand.

The form and the terms of the strategic alliance are being negotiated.

Tsingtao and A-B will endeavor to negotiate in good faith so that definitive agreements in connection with the strategic alliance can be signed as soon as possible. **A further announcement will be made when the definitive agreements are signed.**

ADVANCE ANNOUNCEMENT OF INCREASE IN UNAUDITED NET PROFITS

It is a requirement of the Stock Exchange of Shanghai that advance disclosure should be made prior to the issue of interim reports if there is likely to be substantial changes in the net profits of listed companies as compared to the figures for the same period in the previous year. This part of the announcement is made in accordance with such requirement.

Based on unaudited financial data now available, Tsingtao recorded significant increase in the unaudited net profits (in accordance with PRC accounting standards) for the half year ended 30 June 2002 as compared to the figures for the same period in 2001. The unaudited net profits to be shown in the interim report for the half year ended 30 June 2002 of Tsingtao is likely to increase by more than 50% with reference to the figures for the same period in 2001. The increase is due to significant increase in total sales and revenue, in particular for the sales of principal Tsingtao brand of beer which recorded approximately 40% increase as compared to the figures for the same period in 2001, and to the efficiency brought about by the internal consolidation of Tsingtao's subsidiaries. The unaudited net profits of Tsingtao (in accordance with generally accepted accounting principles in Hong Kong) for the half year ended 30 June 2002 is not yet available and will be included in the interim report to be issued in due course.

Actual unaudited results for the half year ended 30 June 2002 have yet to be finalised and will be included in the interim report, which will be prepared in accordance with PRC accounting standards and generally accepted accounting principles in Hong Kong, and delivered to shareholders of Tsingtao on or before end of August 2002 in accordance with the listing requirements both in Hong Kong (including the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited) and in Shanghai.

Investors should exercise caution when dealing in the securities of Tsingtao.

By Order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, the PRC, 30 July 2002